SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Notice to the market

VCP and AHLSTROM
study the creation of a joint-venture to produce special papers

São Paulo, February 23, 2007 - Votorantim Celulose e Papel S.A - VCP (NYSE: VCP/ Bovespa: VCPA4) and the Finnish AHLSTROM Corporation formalized the intention to discuss a joint venture for the paper production in VCP’s facility located in Jacareí (SP). The potential future association will produce primarily specialty papers for the labeling and flexible packaging markets. The negotiation is consistent with the strategies of each company.

Upon the conclusion of this operation, VCP’s paper portfolio will be expanded creating competitiveness to its clients in a global market.

To AHLSTROM this opportunity consolidates its strategy to expand its operations in the fast-growing markets outside Europe. Through a stronger presence in the Latin American market, the Company will strengthen its position as the global leader in the specialty papers markets.

Until the conclusion of this association, the operations of Jacarei facility as well as each company’s activity in the market will follow its normal course.

The paper assets of Jacarei mill constitute the ideal platform for this deal, given the profile of its installations and due to the similarity with AHLSTROM’s product portfolio. The mill produces 105,000 tons per year of uncoated wood-free papers and has the capacity to convert up to 80,000 tons per year of coated papers.

VCP has been supplying eucalyptus pulp for AHLSTROM on a global basis for more than seven years.

***

Votorantim Celulose e Papel - VCP

VCP is one of the largest producers of pulp and paper in Brazil, being the regional leader in the special and coated papers. It has industrial units located in the State of Sao Paulo, growth projects in the states of Mato Grosso do Sul (MS) and Rio Grande do Sul (RS) and forestry areas in these states. It has also equity stakes in Ripasa and Aracruz.

In 2006 VCP’s EBITDA amounted to US$487 million, a CAGR of 21% per year in the past five years, with a continuous growth path rooted in the sustainable development principles.

AHLSTROM

Ahlstrom is a global leader in the development, manufacture and marketing of high performance fiber-based materials. The company has a strong market position in several business areas in which it operates such as labels and tapes. Ahlstrom’s 5,700 employees serve customers via sales offices and production facilities in more than 20 countries. In 2006, Ahlstrom’s net sales amounted to EUR 1.6 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 02/23/2007

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer